SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001 Commission File No. 1-11437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOCKHEED MARTIN GLOBAL TELECOMMUNICATIONS
SAVINGS INCENTIVE PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Lockheed Martin Global Telecommunications Savings Incentive Plan (002)
(formerly COMSAT Corporation Savings Incentive Plan)

Audited Financial Statements
and Supplemental Schedule

Year ended December 31, 2001

## Contents

ERNST & YOUNG

Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102

Phone: (703) 747-1000
www.ey.com

# Report of Independent Auditors

Plan Administrator
Lockheed Martin Global Telecommunications Savings Incentive Plan
(formerly COMSAT Corporation Savings Incentive Plan)

We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Global Telecommunications Savings Incentive Plan (formerly the COMSAT Corporation Savings Incentive Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held (at end of year) as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 18, 2002

Lockheed Martin Global Telecommunications Savings Incentive Plan (002)
(formerly COMSAT Corporation Savings Incentive Plan)

Statements of Net Assets Available for Benefits

| | December 31 2001 | December 31 2000 |
|---|---|---|
| **Assets** | | |
| Cash | **$ 21,325** | $ – |
| Investments | **124,502,640** | 128,998,211 |
| Other assets: | | |
| Accrued income | **–** | 1,062 |
| Due from broker | **796,997** | 72,587 |
| Total assets | **125,320,962** | 129,071,860 |
| **Liabilities** | | |
| Other liabilities | **637,328** | – |
| Net assets available for benefits | **$124,683,634** | $129,071,860 |

*See accompanying Notes to Financial Statements.*

Lockheed Martin Global Telecommunications Savings Incentive Plan (002)
(formerly COMSAT Corporation Savings Incentive Plan)

## Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

| | |
|---|---|
| Net assets available for benefits at beginning of year | $ 129,071,860 |
| Additions to net assets: | |
| Interest and dividends | 3,482,923 |
| Contributions: | |
| Employees | 8,060,343 |
| Employer, net of forfeitures | 2,494,752 |
| Total contributions | 10,555,095 |
| Total additions | 14,038,018 |
| Deductions from net assets: | |
| Distributions and withdrawals | 11,237,379 |
| Administrative expenses | 86,078 |
| Total deductions | 11,323,457 |
| Net realized and unrealized (depreciation) appreciation in fair value of investments | (7,102,787) |
| Net assets available for benefits at end of year | $ 124,683,634 |

*See accompanying Notes to Financial Statements.*

Lockheed Martin Global Telecommunications Savings Incentive Plan (002)
(formerly COMSAT Corporation Savings Incentive Plan)

Notes to Financial Statements

December 31, 2001

## 1. Accounting Policies

The financial statements of the Lockheed Martin Global Telecommunications Savings Incentive Plan (the Plan) (formerly the COMSAT Corporation Savings Incentive Plan) are prepared based on the accrual method of accounting. Benefits are recorded when paid. The assets of the Plan are held in a trust (the Trust) under an agreement between COMSAT Corporation (COMSAT), a wholly owned subsidiary of Lockheed Martin Corporation (Lockheed Martin or the Corporation), which acquired COMSAT on August 3, 2000 (see Note 2), and Fidelity Management Trust Company (Fidelity or the Trustee). Fidelity is also the record-keeper.

The investments in the Lockheed Martin Corporation Common Stock Fund are stated at fair value based on closing sales prices reported on recognized securities exchanges on the last business day of the year. Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Investments in short-term investments are valued at cost, which approximates fair value. Loans to participants are valued at outstanding balances, which approximate fair market value.

The Plan's guaranteed investment contracts are fully benefit responsive, as defined in the American Institute of Certified Public Accountants' Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans.* A fully benefit responsive investment contract provides a liquidity guarantee, by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans or hardship withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the plan. Guaranteed investment contracts are unallocated insurance contracts stated at contract value (contributions made under the contract, plus interest at the contract rate, less funds used to pay benefits and administrative expenses), which approximates fair value. Interest on these contracts is compounded and credited daily. Current interest rates are declared on a calendar year basis. Under the terms of the contracts, funds deposited are credited with interest at a minimum guaranteed annual rate of 6.15% for 2001 and ranging from 6.10% to 6.40% for 2000. The average yield for 2001 and 2000 was 6.17% and 7.23%, respectively.

Notes to Financial Statements (continued)

## 1. Accounting Policies (continued)

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions, in particular the determination of fair value of investments for which market values are not readily available. Actual results could differ from those estimates.

### Expenses

The Corporation pays all administrative expenses of the Plan, except for participant loan and management fees directly assessed against fund assets by the Trustee.

## 2. Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

### General

The Plan is a defined contribution retirement plan covering certain eligible full-time employees of Lockheed Martin Global Telecommunications (formerly COMSAT Corporation) who voluntarily elect to participate in the Plan. On August 3, 2000, the Corporation consummated the merger with COMSAT (the Merger). On that date, each share of COMSAT's common stock outstanding immediately prior to the effective time of the Merger was converted into the right to receive one share of Lockheed Martin common stock. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective December 31, 2001, the Plan was amended to terminate all contributions, with the exception of a small number of employees who were allowed to continue to contribute to the Plan through mid-January 2002. Effective January 1, 2002, all employees who were previously eligible to participate in the Plan became eligible to participate in other plans of the Corporation.

## 2. Description of Plan (continued)

### Contributions

Prior to December 31, 2001, participants could contribute in any whole percentage up to 15% of pretax compensation, as defined in the Plan, on a biweekly basis.

The Corporation matched contributions up to 6% of the participant's pretax salary. The first 2% of pretax contributions were matched in full. The next 4% of pretax contributions were matched at 25%. Pretax contributions over 6% were not matched by the Corporation. Prior to the Merger, all employer contributions were made to the COMSAT Stock Fund. Once the contributions were invested in the COMSAT Stock Fund, employees could immediately transfer their share of the contribution to other investment options. Subsequent to the Merger, all employer contributions were made to the funds in which the employee elected, with 100% of the Corporation's contribution immediately vested.

### Participant Accounts

Each participant's account is credited with the participant's contributions and an allocation of (a) the Corporation's contributions and (b) investment earnings net of management expenses of the individual funds in which the account is invested. Allocations are based on participant contributions or account balances, as defined. Prior to the August 3, 2000 Merger, participants who left the Corporation and who were not fully vested, forfeited the unvested portion of their participant accounts. Forfeited balances of terminated participants' nonvested accounts were used to reduce the Corporation's future contributions. Subsequent to the Merger, participants became 100% vested in the value of all past and future contributions. The benefit to which a participant is entitled is the benefit provided from the participant's account.

For employees resuming employment with the Corporation, the Corporation will reinstate a forfeited Employer Contribution if the employee repays to the Trust the full amount distributed from his or her pretax Contribution Account. The repayment by the participant must be made within five years after the date of the participant's resumption of employment covered by the Plan.

## 2. Description of Plan (continued)

### Investment Options

Upon enrollment in the Plan, a participant could direct employee contributions, and employer contributions (subsequent to the Merger only), in whole percentage increments in any of the available investments.

## 3. Investments

The net realized and unrealized appreciation (depreciation) in fair value of investments as of December 31, 2001 is as follows:

| | |
|---|---|
| Investments at quoted fair value: | |
| Common stock | $ 4,756,989 |
| Value of interests in mutual funds | (11,859,776) |
| Net depreciation in fair value of investments | $ (7,102,787) |

The following presents individual investments that represent 5% or more of the Plan's net assets available for benefits.

| | December 31 | |
|---|---|---|
| | **2001** | **2000** |
| Lockheed Martin Common Stock | **$14,702,357** | $13,699,843 |
| Metropolitan Life Insurance (guaranteed investment contract) | **42,793,006** | 40,313,713 |
| Fidelity Magellan Fund | **13,669,829** | 15,480,861 |
| Fidelity Contrafund | **14,483,358** | 17,925,708 |
| Fidelity Growth Fund | **15,825,822** | 21,187,581 |
| Fidelity Spartan U.S. Equity Index Fund | **8,627,766** | 10,871,217 |
| Fidelity Balanced Fund | **6,399,668** | |

## 4. Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan is qualified under Internal Revenue Code (Code) Section 401(a) and, therefore, the related Trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Corporation believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related Trust is tax-exempt.

## 5. *Plan Termination*

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend, or terminate the plan at any time. In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

## 6. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

| | December 31 | |
|---|---|---|
| | **2001** | **2000** |
| Net assets available for benefits per the financial statements | **$124,683,634** | $129,071,860 |
| Less: Amounts allocated to withdrawn participants | **21,325** | 251,182 |
| Net assets available for benefits per Form 5500 | **$124,662,309** | $128,820,678 |

Notes to Financial Statements (continued)

**6. Reconciliation to Form 5500 (continued)**

The following is a reconciliation of distributions and withdrawals per the financial statements to the Form 5500:

| | Year ended December 31 2001 |
|---|---|
| Distributions and withdrawals per the financial statements | $ 11,237,379 |
| Add: Amounts allocated to withdrawn participants at December 31, 2001 | 21,325 |
| Less: Amounts allocated to withdrawn participants at December 31, 2000 | (251,182) |
| Distributions and withdrawals per Form 5500 | $ 11,007,522 |

# Supplemental Schedule

Lockheed Martin Global Telecommunications Savings Incentive Plan (002)
(formerly COMSAT Corporation Savings Incentive Plan)

Employer Identification Number 52-0781863, Plan Number 002

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

December 31, 2001

| Identity of Issue, Borrower, Lessor or Similar Party | Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value | Cost | Current Value |
|---|---|---|---|
| Mutual funds: | | | |
| Fidelity Money Market* | 5,215,100.480 shares | | $ 5,215,100 |
| Fidelity Magellan Fund* | 131,163.202 shares | | 13,669,829 |
| Fidelity Contrafund* | 338,633.577 shares | | 14,483,358 |
| Fidelity Growth Fund* | 297,366.061 shares | | 15,825,822 |
| Fidelity Balanced Fund* | 429,507.916 shares | | 6,399,668 |
| Fidelity Spartan U.S. Equity Fund* | 212,297.400 shares | | 8,627,766 |
| Fidelity Overseas Fund* | 61,584.174 shares | | 1,688,638 |
| Guaranteed investment contracts: | | | |
| Metropolitan Life Insurance | 6.15% | | 42,793,006 |
| Common stock: | | | |
| Lockheed Martin Corporation* | 315,028.000 shares | | 14,702,357 |
| Participant loans* | Interest rates ranging from 7.5% to 10.5% | | 1,097,096 |
| Total investments | | | $124,502,640 |

* Party-in-interest

Note: Historical cost is not required to be presented, as all investments are participant-directed.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, COMSAT Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lockheed Martin Global Telecommunications
Savings Incentive Plan

Date June 21, 2002

Thomas F. Kinstle, Vice President,
Benefit Services

**Exhibit 23**

## CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-56926) pertaining to the Lockheed Martin Global Telecommunications Savings Incentive Plan of Lockheed Martin Corporation of our report dated June 18, 2002, with respect to the financial statements and schedule of the Lockheed Martin Global Telecommunications Savings Incentive Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

McLean, Virginia
June 18, 2002